Exhibit 99.1

TROOPS, Inc. Announces Changes of its Corporate Name and its Trading Symbol

HONG KONG, November 16, 2021 /PRNewswire/ -- TROOPS, Inc. (NASDAQ: TROO) (the “Company”), today announced that its corporate name and trading symbol changes are complete.

On December 7, 2020, the Company changed its corporate name from “SGOCO Group, Ltd.” to “TROOPS, Inc.” and to adopt “盟軍集團” as the dual foreign name of the Company in Chinese (the “Name Change”) by passing a special resolution at the Annual General Meeting of Shareholders of the Company on December 4, 2020.

The Company notified the Nasdaq Capital Market of the Name Change and the change of its trading symbol from “SGOC” to “TROO”. At the opening of the market today, the Company’s ordinary shares will begin trading on the Nasdaq Capital Market under the Company’s new name, TROOPS, Inc., and its new trading symbol, TROO.

About TROOPS, Inc.

TROOPS, Inc. is a conglomerate group of various businesses with its headquarters based in Hong Kong. The group is principally engaged in (a) money lending business in Hong Kong providing mortgage loans to high quality target borrowers (b) property investment to generate additional rental income and (c) the development, operation and management of an online financial marketplace that provides one-stop financial technology solutions including API services by leveraging artificial intelligence, big data and blockchain, and cloud computing (SaaS). The group’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders. For more information about TROOPS, please visit our investor relations website:

www.troops.co

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "will," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company's multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a "light-asset" model. Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; China's overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in TROOPS 's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and TROOPS does not undertake any obligation to update any forward-looking statement, except as required under applicable law.